EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this registration statement on Form S-3 of Cheniere Energy, Inc., and certain subsidiaries as defined in the registration statement, of our report dated July 12, 2004, with respect to the balance sheet of Gryphon Exploration Company as of December 31, 2002, and the related statement of income (loss), stockholders’ equity, and cash flows for the year then ended, which report appears on page 119 in Cheniere Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004, and filed with the Securities and Exchange Commission on March 10, 2005. We also consent to the reference to our firm under the heading “Experts” in such registration statement.

/s/ KPMG LLP

Houston, Texas

October 19, 2005